UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s name into English)
DEUTSCHE BANK AKTIENGESELLSCHAFT
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Registrant’s principal executive offices)
DEUTSCHE BANK CAPITAL
FUNDING TRUST IX
(Exact name of Registrant as specified in its charter)
60 Wall Street
New York, New York 10005
(Address of Registrant’s principal executive offices)
DEUTSCHE BANK CAPITAL
FUNDING LLC IX
(Exact name of Registrant as specified in its charter)
60 Wall Street
New York, New York 10005
(Address of Registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
The Information contained in this Report is incorporated by reference into Registration Statement No. 333-137902, Registration Statement No. 333-137902-05 and Registration Statement No. 333-137902-06.

Explanatory Note
This 6-K contains the following exhibits, which are hereby incorporated by reference as Exhibits 1.3, 4.2, 4.4, 4.5, 4.6, 4.7, 4.8, 4.9, 5.1, 5.2, 5.3, 23.1, 23.2, 23.3, 25.1, 25.2, 25.3 and 25.4, respectively, to the Registration Statement of Deutsche Bank Aktiengesellschaft, Deutsche Bank Capital Funding Trust IX and Deutsche Bank Capital Funding LLC IX on Form F-3, Registration No. 333-137902, Registration No. 333-137902-05 and Registration No. 333-137902-06 as most recently amended on July 12, 2007.

Item 1.3	Purchase Agreement.
Item 4.2	Form of Amended and Restated Trust Agreement of Deutsche Bank Capital Funding Trust IX.
Item 4.4	Form of Amended and Restated LLC Agreement of Deutsche Bank Capital Funding LLC IX.
Item 4.5	Form of Trust Preferred Securities Subordinated Guarantee Agreement.
Item 4.6	Form of Company Preferred Securities Subordinated Guarantee Agreement.
Item 4.7	Form of Trust Preferred Security for Deutsche Bank Capital Funding Trust IX (included in Item 4.2).
Item 4.8	Form of Company Preferred Security (included in Item 4.4).
Item 4.9	Form of Subordinated Debt Obligation issued in connection with certain Capital Securities.
Item 5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP.
Item 5.2	Opinion of Group Legal Services of Deutsche Bank Aktiengesellschaft.
Item 5.3	Opinion of Richards, Layton & Finger, P.A.
Item 23.1	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Item 5.1).
Item 23.2	Consent of Group Legal Services of Deutsche Bank Aktiengesellschaft (included in Item 5.2).
Item 23.3	Consent of Richards, Layton & Finger, P.A. (included in Item 5.3).
Item 25.1
Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York, as trustee under the subordinated company preferred guarantee agreement in connection with the capital securities.

Item 25.2
Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York, as trustee under the subordinated trust preferred guarantee agreement in connection with the capital securities.

Item 25.3
Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York, as property trustee, under the amended and restated trust agreement relating to Deutsche Bank Capital Funding Trust IX.

Item 25.4
Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York, as manager trustee, under the amended and restated LLC agreement relating to Deutsche Bank Capital Funding LLC IX.

Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2007 on pages 9 through 15 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2007	DEUTSCHE BANK CAPITAL FUNDING TRUST IX

By: Deutsche Bank Capital Funding LLC IX, as Sponsor

By: Deutsche Bank Aktiengesellschaft, as Member

By:	/s/ Marco Zimmermann
	Name:	Marco Zimmermann
	Title:	Vice President

By:	/s/ Rainer Rauleder
	Name:	Rainer Rauleder
	Title:	Global Head of Capital Management & Treasurer Europe

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2007	DEUTSCHE BANK CAPITAL FUNDING LLC IX

By: Deutsche Bank Aktiengesellschaft, as Member

By:	/s/ Marco Zimmermann
	Name:	Marco Zimmermann
	Title:	Vice President

By:	/s/ Rainer Rauleder
	Name:	Rainer Rauleder
	Title:	Global Head of Capital Management & Treasurer Europe

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2007	DEUTSCHE BANK AKTIENGESELLSCHAFT

By:	/s/ Marco Zimmermann
	Name:	Marco Zimmermann
	Title:	Vice President

By:	/s/ Rainer Rauleder
	Name:	Rainer Rauleder
	Title:	Global Head of Capital Management & Treasurer Europe

DEUTSCHE BANK CORPORATION
DEUTSCHE BANK CAPITAL FUNDING TRUST IX
DEUTSCHE BANK CAPITAL FUNDING LLC IX
INDEX TO EXHIBITS

Item 1.3	Purchase Agreement.
Item 4.2	Form of Amended and Restated Trust Agreement of Deutsche Bank Capital Funding Trust IX.
Item 4.4	Form of Amended and Restated LLC Agreement of Deutsche Bank Capital Funding LLC IX.
Item 4.5	Form of Trust Preferred Securities Subordinated Guarantee Agreement.
Item 4.6	Form of Company Preferred Securities Subordinated Guarantee Agreement.
Item 4.7	Form of Trust Preferred Security for Deutsche Bank Capital Funding Trust IX (included in Item 4.2).
Item 4.8	Form of Company Preferred Security (included in Item 4.4).
Item 4.9	Form of Subordinated Debt Obligation issued in connection with certain Capital Securities.
Item 5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP.
Item 5.2	Opinion of Group Legal Services of Deutsche Bank Aktiengesellschaft.
Item 5.3	Opinion of Richards, Layton & Finger, P.A.
Item 23.1	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Item 5.1).
Item 23.2	Consent of Group Legal Services of Deutsche Bank Aktiengesellschaft (included in Item 5.2).
Item 23.3	Consent of Richards, Layton & Finger, P.A. (included in Item 5.3).
Item 25.1
Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York, as trustee under the subordinated company preferred guarantee agreement in connection with the capital securities.

Item 25.2
Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York, as trustee under the subordinated trust preferred guarantee agreement in connection with the capital securities.

Item 25.3
Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York, as property trustee, under the amended and restated trust agreement relating to Deutsche Bank Capital Funding Trust IX.

Item 25.4
Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York, as manager trustee, under the amended and restated LLC agreement relating to Deutsche Bank Capital Funding LLC IX.